Filed by BlackRock Income Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BlackRock Enhanced Government Fund, Inc.

Investment Company Act File No: 811-21793

Date: November 26, 2024

Contact:

1-800-882-0052

BlackRock Announces Board Approval of Closed-End Fund Reorganization

New York, November 26, 2024 – BlackRock Advisors, LLC announced today that the Boards of Directors of BlackRock Enhanced Government Fund, Inc. (NYSE: EGF) and BlackRock Income Trust, Inc. (NYSE: BKT) (each, a “Fund” and together, the “Funds”) have approved the reorganization of EGF with and into BKT, with BKT continuing as the surviving Fund (collectively, the “Reorganization”). Following the closing of the Reorganization, BKT, as the surviving Fund, intends to offer to repurchase a portion of its common shares via an annual tender offer if certain conditions are met during specified time periods.

It is currently expected that the Reorganization will be completed in the first half of 2025, subject to the requisite approvals by EGF’s shareholders. Shareholders of BKT are not required to approve the Reorganization.

Additional Information about the Reorganization and Where to Find It

This press release is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds nor is this press release intended to solicit a proxy from any shareholder of any of the Funds. The solicitation of the purchase or sale of securities or of proxies to effect the Reorganization will only be made by either a definitive Proxy Statement/Prospectus.

This press release references a Proxy Statement/Prospectus, to be filed by BKT. The Proxy Statement/Prospectus has yet to be filed with the U.S. Securities and Exchange Commission (the “SEC”). After the Proxy Statement/Prospectus is filed with the SEC, it may be amended or withdrawn. The Proxy Statement/Prospectus will not be distributed to shareholders of EGF unless and until a Registration Statement comprising of the Proxy Statement/Prospectus is declared effective by the SEC.

The Funds and their respective directors, officers and employees, and BlackRock, and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the Reorganization. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Funds’

respective directors, officers and employees, and BlackRock and its shareholders, officers and employees and other persons by reading the Proxy Statement/Prospectus when it is filed with the SEC.

INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS.

The Proxy Statement/Prospectus will not constitute an offer to buy or sell securities, in any state where such offer or sale is not permitted.

Security holders may obtain free copies (when they become available) of the Proxy Statement/Prospectus and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies (when they become available) of the Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to BlackRock at (800) 882-0052.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com/corporate.

Availability of Fund Updates

BlackRock will update performance and certain other data for the Funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or a Fund may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to a Fund’s or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to each Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Fund or in the Fund’s net asset value; (2) the relative and absolute investment performance of the Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, and regulatory, supervisory or enforcement actions of government agencies relating to the Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of each Fund with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Fund. The information contained on BlackRock’s website is not a part of this press release.

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